UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

WAVEDANCER, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

456696103
(CUSIP Number)

ALAN GELBAND 62 Longwoods Lane East Hampton, New York 11937 631-329-2612 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) February 11, 2022
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐  Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 456696103

1.	NAMES OF REPORTING PERSONS Alan Gelband
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER Common Stock equal to less than 5%
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER Common Stock equal to less than 5%
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock equal to less than 5%
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 5%
12.	TYPE OF REPORTING PERSON IN

 CUSIP NO. 456696103

1.	NAMES OF REPORTING PERSONS The Alan Gelband Company Defined Contribution Pension Plan and Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER Common Stock equal to less than 5%
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER Common Stock equal to less than 5%
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock equal to less than 5%
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 5%
12.	TYPE OF REPORTING PERSON EP

 CUSIP NO. 456696103

1.	NAMES OF REPORTING PERSONS The Alan Gelband Roth IRA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER Common Stock equal to less than 5%
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER Common Stock equal to less than 5%
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock equal to less than 5%
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 5%
12.	TYPE OF REPORTING PERSON EP

 CUSIP NO. 456696103

1.	NAMES OF REPORTING PERSONS The Alden Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER Common Stock equal to less than 5%
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER Common Stock equal to less than 5%
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock equal to less than 5%
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 5%
12.	TYPE OF REPORTING PERSON OO

Item 1.

(a)	Name of Issuer: WaveDancer, Inc.

(b)	Address of Issuer’s principal executive offices 12015 Lee Jackson Memorial Hwy, Suite 210, Fairfax, VA 22033

Item 2.

(a)

Name of person filing:

This Schedule 13G is filed jointly on behalf of (1) Alan Gelband, (2) The Alan Gelband Defined Contribution Pension Plan and Trust, (3) Alan Gelband Roth IRA, and (4) The Alden Foundation (collectively, the “Reporting Persons”).

(b)	Address of the principal business office or, if none, residence: 62 Longwoods Lane, East Hampton, NY 11937

(c)

Citizenship:

Alan Gelband is a United States citizen. The Alan Gelband Defined Contribution Pension Plan and Trust is a trust governed under the laws of the State of Florida. Alan Gelband Roth IRA is an investment retirement account governed by the laws of the United States. The Alden Foundation is a foundation governed by the laws of the United States.

(d)	Title of class of securities: Common Stock

(e)	CUSIP No.: 456696103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Common Stock equal to less than 5%

(b)	Percent of class: Less than 5%

(c)

Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: Common Stock equal to less than 5%

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose of or to direct the disposition: Common Stock equal to less than 5%

(iv) Shared power to dispose of or to direct the disposition: 0

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022	/s/ Alan Gelband
Alan Gelband

Dated: February 11, 2022	THE ALAN GELBAND DEFINED CONTRIBUTION PENSION PLAN AND TRUST

/s/ Alan Gelband
	Name:	Alan Gelband
	Title:	Trustee

Dated: February 11, 2022	ALAN GELBAND ROTH IRA

/s/ Alan Gelband
	Name:	Alan Gelband
	Title:	Trustee

Dated: February 11, 2022	THE ALDEN FOUNDATION

/s/ Alan Gelband
	Name:	Alan Gelband
	Title:	Principal

EXHIBIT A

AGREEMENT

Each of the undersigned hereby consents and agrees to this joint filing of the Schedule 13G for the Common Stock, par value $0.01 per share, of WaveDancer, Inc.

Dated: February 11, 2022	/s/ Alan Gelband
Alan Gelband

Dated: February 11, 2022	THE ALAN GELBAND DEFINED CONTRIBUTION PENSION PLAN AND TRUST

/s/ Alan Gelband
	Name:	Alan Gelband
	Title:	Trustee

Dated: February 11, 2022	ALAN GELBAND ROTH IRA

/s/ Alan Gelband
	Name:	Alan Gelband
	Title:	Trustee

Dated: February 11, 2022	THE ALDEN FOUNDATION

/s/ Alan Gelband
	Name:	Alan Gelband
	Title:	Principal